                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO___________)*

                                Score One, Inc.
                        ______________________________
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
                        ______________________________
                        (Title of Class of Securities)

                                  80917T 20 9
                        ______________________________
                                (CUSIP Number)

                            David L. Ficksman, Esq.
                                Loeb & Loeb LLP
          1000 Wilshire Boulevard, Suite 1800, Los Angeles, CA 90017
                                (213) 688-3400
________________________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                March 24, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 80917T 20 9

1    NAME OF REPORTING PERSON

          I*WORLD Limited

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]             (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS
          OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          British Virgin Islands

NUMBER OF                7    SOLE VOTING POWER
SHARES                          -16,300,000-
BENEFICIALLY
OWNED BY                 8   SHARED VOTING POWER
EACH                               -0-
REPORTING
PERSON                   9    SOLE DISPOSITIVE POWER
                                -16,300,000-

                         10   SHARED DISPOSITIVE POWER
                                    -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,300,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%

14   TYPE OF REPORTING PERSON

          CO

CUSIP No. 80917T 20 9

1    NAME OF REPORTING PERSON

          Wing Cheong Ho

S.S.  OR I.R.S.  IDENTIFICATION NO.  OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [_]             (b) [_]

3    SEC USE ONLY

4    SOURCE OF FUNDS

          OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Hong Kong Special Administrative Region

NUMBER OF           7    SOLE VOTING POWER
SHARES                     -16,300,000-
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                             -0-
REPORTING
PERSON              9    SOLE DISPOSITIVE POWER
                           -16,300,000-

                    10   SHARED DISPOSITIVE POWER
                                 -0-

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          16,300,000 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          82.8%

14   TYPE OF REPORTING PERSON

          IN

ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of Score One, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company is located at Blk. 2, Flat 6, 3rd Floor, Tak Fung Industrial Centre, 166-176 Texaco Road, Tsuen Wan, Hong Kong.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) - (c) This statement on Schedule 13D is filed by I*WORLD Limited, a British Virgin Islands corporation ("I*WORLD") and Wing Cheong Ho (collectively, the "Reporting Persons"). The principal executive office of I*WORLD is located at Blk. 2, Flat 6, 3rd Floor, Tak Fung Industrial Centre, 166-176 Texaco Road, Tsuen Road, Hong Kong. The principal business of I*WORLD is the manufacture and sale of printed circuit boards through its subsidiaries. Wing Cheong Ho owns 58% of the outstanding shares of I*WORLD and serves as an officer and a director of I*WORLD.

     Set forth on Annex A hereto is a schedule setting forth the name and present principal occupation or employment of I*WORLD's directors, and the name, principal business and address of any corporation or other organization in which such employment is conducted. Annex A is incorporated by reference into this Item 2 and elsewhere on this statement on Schedule 13D as applicable.

     (d) and (e)    During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, any person named in Annex A to this
Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On March 24, 2000 (the "Closing Date"), pursuant to a Share Exchange Agreement dated as of February 1, 2000 (the "Share Exchange Agreement") by and among the Company, Ken Kurtz, Advanced Technology International Holdings, Inc. ("ATHI") and the shareholders of ATHI listed on the signature page thereto, the Company purchased all of the issued and outstanding common stock of ATHI in exchange for 16,300,000 post-split shares of the Company's Common Stock (the "Share Exchange").

     Prior to the Share Exchange, I*WORLD was the registered owner of 1,000 shares of the common stock of ATHI. In connection with the Share Exchange, I*WORLD received 16,300,000 shares of the Common Stock of the Company.

ITEM 4.   PURPOSE OF TRANSACTION

     Each Reporting Person entered into the above mentioned transaction to acquire the shares of Common Stock for investment purposes. The Common Stock was acquired pursuant to the Share Exchange Agreement as described in Item 3 of this statement on Schedule 13D.

     Other than as set forth in Item 3 or Item 4 of this statement on Schedule 13D, each Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and disparitive power over all shares listed opposite his name. Any of the aforementioned persons whose name do not appear in the Table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

     Unless otherwise indicated in a footnote in the following table, no Reporting Person has consummated any transactions in the Company's shares during the past 60 days other than as set forth herein.

                                           Beneficial Ownership
                                           --------------------
                                       Number of           Percentage
                                        Shares              of Total
                                       ---------           ----------
I*WORLD Limited...................     16,300,000           82.8%
Wing Cheong Ho....................     16,300,000 (1)       82.8%

______________

(1) Represents of 16,300,000 shares of the Common Stock of the Company registered in the name of I*WORLD. Mr. Ho owns 58% of the outstanding shares of I*WORLD.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to each Reporting Person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------

  99.1 Share Exchange Agreement dated as of February 1, 2000 by and between Score One, Inc., Ken Kurtz, Advanced Technology International Holdings, Inc. and the shareholders of Advanced Technology International Holdings, Inc.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information named in this statement is true, complete and correct.

Date:  March 31, 2000               I*WORLD LIMITED

                                    By: /s/ Wing Hung Ho
                                       -----------------

                                    Name:   Wing Hung Ho
                                         ---------------

                                    Its:   Secretary
                                        ------------

Date:  March 31, 2000

                                    /s/ Wing Cheong Ho
                                    ------------------
                                        Wing Cheong Ho

                                    ANNEX A

                          DIRECTORS OF I*WORLD LIMITED

     Set forth below are the names, business addresses, present principal occupations or employment of the directors of I*WORLD Limited.


Name                                        Present Principal Employment                      Business Address
------------------------------   ---------------------------------------------------   -------------------------------
Directors
Wing Cheong Ho*                  President of the Company and Chairman and a           Blk.2, Flat 6, 3rd Floor
                                 Director of ATHI and I*WORLD                          Tak Fung Industrial Centre
                                                                                       166-176 Texaco Road
                                                                                       Tsuen Wan, Hong Kong

                                                                                       Tsuen Wan Hong Kong
Wing Hung Ho*                    Secretary of the Company and President                Blk.2, Flat 6, 3rd Floor
                                 and a Director of ATHI and I*WORLD                    Tak Fung Industrial Centre
                                                                                       166-176 Texaco Road
                                                                                       Tsuen Wan, Hong Kong

Zhao Jian Li**                   Treasurer and Vice President - Business               Blk.2, Flat 6, 3rd Floor
                                 Development of the Company and a Director             Tak Fung Industrial Centre
                                 of ATHI and I*WORLD                                   166-176 Texaco Road
                                                                                       Tsuen Wan, Hong Kong


*Hong Kong Special Administrative Citizens

**Citizen of People's Republic of China